Filed Pursuant To Rule 433(f)
Registration No. 333-214881
July 17, 2017

The USCF Funds Trust (the “Trust”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-1 (File No. 333-214825) (including a preliminary prospectus therein) with respect to the United States 3x Short Oil Fund (the “Fund”), a series of the Trust, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents that the issuer has filed with the SEC for complete information about the Trust and the Fund. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

On March 20, 2017, ETF.com published an interview with John Love, the Chief Executive Officer of United States Commodity Funds LLC, the sponsor of the Trust (“USCF”). A copy of the interview published on ETF.com is set forth below.

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US Commodity Funds’ Changing Face

March 20, 2017

Drew Voros

United States Commodity Funds is an ETF issuer known for commodity products such as the $2.9 billion United States Oil Fund LP (USO) and the $435 million United States Natural Gas Fund LP (UNG). Recently, however, the firm expanded its product development focus to include equity funds like the Stock Split Index Fund (TOFR) and the USCF Restaurant Leaders Fund (MENU). In addition, the issuer became part of a public company in December. ETF.com talked with CEO John Love about some of these changes as well as its bread-and-butter commodity ETFs.

ETF.com: Let’s talk a little about United States Commodity Funds under its new structure, Concierge Technologies [ticker: CNCG]. How did that develop? Was United States Commodity Funds actually bought by Concierge Technologies?

John Love: Effectively, yes. We are 100% owned by a company called Wainwright, which is a private company. The majority shareholder was Nick Gerber, who founded the company in 1995. The USCF entity was formed early last decade, and was the entity through which we launched USO and all of our commodity ETFs.

Wainwright owns USCF, and so Nick Gerber also acquired a public company, became majority shareholder and got control of a public company, which is Concierge. And recently Concierge purchased Wainwright, which remains USCF.

So there's been no change in control, just a change in ownership, really; almost a paperwork thing. But we are now a component of a public company.

ETF.com: Concierge is a collection of different companies that include a food company and a security company. Where’s the synergy with you, an ETF issuer?

Love: I'm exclusively focused on the USCF level. Everything Wainwright and above is Nick. But yes, you're correct; it’s a diverse set of companies. But from a USCF level, there's no change in control—still doing what we did before, just different owner of our holding company on paper, but same control.

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ETF.com: Generally speaking, USCF is a commodity ETF issuer, but your most recent ETFs have been equity ETFs in Stock Split Index Fund (TOFR) and USCF Restaurant Leaders Fund (MENU). Is the goal here to veer away from commodities and broaden the lineup?

Love: That was definitely the thinking behind TOFR and MENU. We’re taking a stab at diversifying a little bit. We've certainly been through the commodity route. USO and United States Natural Gas Fund LP (UNG) are our biggest funds, and at one time peaked at about $7.5 billion in combined assets.

They’ve contracted quite a bit because interest in those products, and in commodities in general, fell out of favor. Our broad commodity basket fund, the United States Commodity Index Fund (USCI), is still doing quite well, but it's not at its all-time high in terms of assets, and we'd like to see that get bigger.

Commodities are where we have expertise. But it might behoove us to explore new avenues, and we have the resources and the partners to do a couple things that are in a new space like TOFR and MENU. But definitely our focus remains commodities.

ETF.com: Do you have any other funds in registration?

Love: We have a mutual fund that's in registration that's close to launching. It’s a broad-based commodity fund. In addition, we are working on a Canadian crude oil fund with which we've partnered with Auspice Capital in Calgary. We also have an MLP product which with we partnered with REX Shares that’s in registration. We've a 3x oil long, and a 3X oil short fund in registration.

ETF.com: Those oil funds would be your first leveraged/inverse funds?

Love: Correct.

ETF.com: What are some of the other areas in the commodity space you think would work in an ETF wrapper?

Love: When we first launched USO, there were no other oil ETFs in the market, and that was a tremendous advantage. Then pretty much everybody followed with the single-commodity ETFs. Not that there's an ETF for every single commodity out there, but as you've seen, some of them are much more successful than others.

I don't know that it makes sense to launch an ETF on every single commodity out there, but I think there's still room in the market for innovation and for looking at different ways to potentially find the best way to slice a particular commodity or commodities.

There are areas like our Canadian crude fund that's in registration. There's a very interesting story there, in that Canadian crude is very different than West Texas Intermediate or Brent crude. It tends to move a lot more on news. There are different fundamentals. That represents opportunity.

ETF.com: In terms of distribution for your products, you're on Schwab's commission-free platforms. Has that been a crucial factor in your distribution?

Love: It's definitely been beneficial. It's not critical to our distribution overall, but it's certainly led to business. It's not just a publicity thing, it's definitely a distribution channel that's worthwhile.

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing may include “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this filing that address activities, events or developments that will or may occur in the future, including such matters as movements in the commodities markets and indexes that track such movements, the Fund’s operations, USCF’s plans and references to the Fund’s future success and other similar matters, are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses USCF has made based on its perception of historical trends, current conditions and expected future developments, as well as other factors appropriate in the circumstances. Whether or not actual results and developments will conform to USCF’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this filing, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See “Risk Factors Involved with an Investment in the Fund” in the registration statement and related prospectus. Consequently, all the forward-looking statements made in this filing are qualified by these cautionary statements, and there can be no assurance that actual results or developments USCF anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Fund’s operations or the value of the Fund’s shares.

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